Via EDGAR

April 17, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Mary Mast, Senior Staff Accountant
Frank Wyman, Staff Accountant

Re:	Montpelier Re Holdings Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 25, 2013
File No. 001-31468

Dear Mr. Rosenberg:

On behalf of Montpelier Re Holdings Ltd, we hereby acknowledge receipt of your comment letter dated April 16, 2013.

Due to the timing of our fast approaching first quarter 2013 reporting deadlines and 2013 Annual Meeting of Shareholders, we respectfully request an extension of time and anticipate providing the requested information to you no later than Monday, May 13, 2013.

If you have any questions or concerns regarding this request, please contact me as soon as possible.

Very truly yours,

/s/ MICHAEL S. PAQUETTE

Michael S. Paquette
Executive Vice President and Chief Financial Officer